Exhibit 99.1

China Zenix Auto International Announces

Operating Results for the Fourth Quarter and Fiscal Year 2012

- Earnings Per ADS Were US$1.12 for Year 2012; Annual Revenue Guidance of RMB3.7 Billion Reached, Bank Balances and Cash Were RMB827.3 Million -

ZHANGZHOU, China, March 21, 2013 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2012.

Financial Highlights

Fourth Quarter 2012:

•	Revenue of RMB800.1 million (US$128.4 million) compared with RMB1,032.2 million in the fourth quarter of 2011;

•	Gross margin of 23.1% declined from 26.7% in the fourth quarter of 2011;

•	Profit and total comprehensive income for the period decreased to RMB47.0 million (US$7.5 million) compared with RMB110.3 million in the fourth quarter last year;

•	Earnings per American Depositary Share (“ADS”) in the fourth quarter of 2012 were RMB0.91 (US$0.15).

Year 2012:

•	Revenue was RMB 3,738.0 million (US$600.0 million) compared with RMB4,093.9 million in 2011;

•	Gross margin was 25.2% compared with 26.6%;

•	Earnings per ADS were RMB7.00 (US$1.12);

•	Bank balances and cash were RMB827.3 million (US$132.8 million) on December 31, 2012;

•	Net cash from operating activities of RMB897.0 million (US$144.0 million) minus capital expenditures was RMB494.3 million (US$79.3 million).

Mr. Jianhui Lai, chairman and chief executive officer of Zenix Auto, commented, “We continue to report profitable operations and positive net cash from operating activities in a challenging market. We have outperformed our main domestic competition even as heavy-duty truck and construction vehicle sales continue to struggle. Although we experienced major headwinds from the aftermarket segment, we still managed to grow our market share by shifting our product mix to meet end customers’ price demands. Our international customer base is expanding as our newer Asian customers are buying a larger portion of our exports.”

Yifan Li, chief financial officer of Zenix Auto, commented, “During 2012, we continued to focus on profitable operations and generating positive cash flow. In the fourth quarter, net cash from operating activities was RMB162.1 million (US$26.0 million) and total cash increased even as bank debt declined. We continued to generate net cash from operating activities to enhance our financial strength in a difficult market and we increased our investment in research and development by 6.4% to position our Company to capture market share both domestically and internationally.”

2012 Fourth Quarter Results

Revenue for the fourth quarter ended December 31, 2012 was RMB 800.1 million (US$ 128.4 million) from revenue of RMB 1,032.2 million for the fourth quarter of 2011.

Aftermarket sales in China declined 22.1% to RMB411.1 million (US$66.0 million) in the fourth quarter. There was a modest increase in aftermarket unit sales for tubed and tubeless wheels combined. Aftermarket wheel sales declined due to lower steel prices.

Sales to the Chinese OEM market decreased 24.5% to RMB263.7 million (US$42.3 million). Unit sales to Chinese OEM customers were 14.9% lower year-over-year, primarily due to the overall weak commercial vehicle market and heavy-duty truck sales were down 15.8% in the fourth quarter of 2012.

International sales decreased 19.1% to RMB125.3 million (US$20.1 million) compared to the fourth quarter a year ago. The decrease in export sales in the fourth quarter was mainly due to a significantly weaker commercial vehicle market in India while wheel sales to a number of newer Asian countries have accounted for a growing proportion of international sales.

In the fourth quarter of 2012, domestic aftermarket sales, domestic OEM sales and international sales contributed 51.4%, 33.0% and 15.7% of revenue, respectively.

Tubed steel wheel sales comprised 58.5% of fourth quarter revenue compared to 52.7% in the same quarter in 2011. Tubeless steel wheel sales represented 37.0% of fourth quarter revenue compared to 42.2% in the same quarter in 2011.

Fourth quarter gross profit was RMB184.7 million (US$ 29.6 million), compared to RMB275.8 million in the same quarter in 2011. Gross margin declined to 23.1% from 26.7% in the fourth quarter of 2011. The decline in gross margin reflected lower sales volume, and a product mix change as sales of lower-margin tubed wheels increased as a percentage of total sales combined with unusually weaker demand for higher-priced tubeless wheels. Additionally, sales shifted towards smaller wheels for medium- and light-duty vehicles as sales of higher-margin wheels for heavy-duty trucks declined in the fourth quarter of 2012.

Other income, gain and losses increased by RMB3.6 million (US$0.6 million) due to higher interest income as both bank deposits and the interest rates were higher in the fourth quarter of 2012.

Selling and distribution costs decreased by 10.6% to RMB57.4 million (US$9.2 million) compared with RMB64.3 million in the fourth quarter of 2011. Lower selling and distribution costs resulted primarily from reduced advertising and business promotions. As a percentage of revenue, selling and distribution costs increased to 7.2% from 6.2% in the same quarter of 2011.

Research and development (R&D) expenses increased by 6.7% to RMB20.8 million (US$3.3 million) compared with RMB19.5 million in the fourth quarter of 2011. R&D as a percentage of revenue was 2.6% in the fourth quarter of 2012 compared with 1.9% in last year’s fourth quarter. Increased R&D investment reflected Zenix Auto’s commitment on developing new products and innovative solutions.

Administrative expenses decreased by 0.8% to RMB39.2 million (US$6.3 million) from RMB39.5 million in the fourth quarter of 2011. Administrative expenses included higher personnel costs and expenditures related to being a public company. As a percentage of revenue, administrative expenses increased to 4.9% compared with 3.8% of revenue in the fourth quarter of 2011.

Profit and total comprehensive income for the fourth quarter were RMB47.0 million (US$7.5 million) from RMB110.3 million in the same quarter of 2011.

Earnings per ordinary share and earnings per ADS in the fourth quarter of 2012 were RMB0.23 (US$0.04) and RMB0.91 (US$0.15), respectively.

During the fourth quarter of 2012 and 2011, the weighted average number of ordinary shares was 206.4 million and the weighted average number of ADSs was 51.6 million, respectively.

2012 Full Year Results

Revenue for the year ended December 31, 2012 declined 8.7% to RMB3,738.0 million (US$600.0 million) from RMB4,093.9 million in 2011.

Aftermarket sales in China were RMB1,829.7 million in 2012 and represented 48.9% of 2012 revenue. Sales to the Chinese OEM market decreased 15.5% to RMB1,303.6 million and represented 34.9% of revenue. International sales rose by 6.8% to RMB604.7 million compared to the 2011 year, and represented 16.2% of revenue.

Tubed steel wheel sales for year ended December 31, 2012, declined 7.7% compared with 2011 and comprised 57.0% of revenue. Tubeless steel wheel sales declined by 8.7% from 2011 and were 38.8% of revenue in both years.

Gross profit for the year ended December 31, 2012, declined to RMB942.4 million (US$151.3 million) from RMB1,088.3 million in 2011. Gross margin was 25.2% which included a steel price decline of almost 10.0%. Profit before taxation declined to RMB428.5 million (US$68.8 million) compared with RMB562.6 million in 2011.

Profit and total comprehensive income for the year ended December 31, 2012, was RMB361.6 million (US$58.0 million) compared with RMB452.2 million in 2011. Earnings per ordinary share and earnings per ADS for the 2012 year were RMB1.75 (US$0.28) and RMB7.00 (US$1.12), respectively.

As of December 31, 2012, Zenix Auto’s bank balances and cash increased to RMB827.3 million (US$132.8 million) and its shareholders’ equity was RMB2.3 billion (US$365.9 million). As of December 31, 2011, bank balances and cash were RMB729.6 million and shareholders’ equity was RMB1.9 billion. Bank balances and cash rose by RMB97.7 million and fixed bank deposits increased by RMB55.0 million during 2012. Additionally, bank borrowing declined by RMB298.5 million during the 2012 year. In March 2012, the Company declared an annual cash dividend of US$0.06 per ADS or approximately RMB19.5 million (US$3.1 million).

For the year ended December 31, 2012, net cash from operating activities was RMB 897.0 million (US$144.0 million). Capital expenditures, including the purchase of property, plant and equipment, acquisition of leasehold land, and deposit paid for acquisition of property, plant and equipment, were RMB402.7 million (US$64.6 million) during 2012.

Business Outlook

Management estimates the revenue guidance for the year ending December 31, 2013 to be approximately RMB 3.8 billion with profit and total comprehensive income of approximately RMB 290 million. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

Mr. Jianhui Lai, chairman and chief executive officer of Zenix Auto, concluded, “Infrastructure spending is a key driver of economic growth. The new central government leadership has announced in 2013 a RMB120 billion ($19.3 billion) program to assist local governments to fund new roads (especially in rural areas), road upgrades, and new waterways and docks. While we are still waiting for truck demand to pick up in the end markets, we are positioning ourselves to capture any rebound that might come out of the current recession. Our new aluminum wheel facility will come on line in the middle of 2013 which will further expand our product portfolio and enable us to move quickly to capture market share in the fast-growing bus segment. Our new aluminum wheels are direct replacements for imports and we believe they will give us better pricing power and a higher barrier to entry. Over time, the performance advantages of our tubeless wheels will also become more recognized and we believe they will resume growth in a better market environment. As always, we remain committed to building shareholder value through maintaining profitable operations, strengthening our balance sheet and creating free cash flow.”

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, March 21, 2013 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-866-519-4004 (United States), +852-2475-0994 (Hong Kong) or +656-723-9381 (International) and enter conference ID number 21034615 approximately five to ten minutes before the call start time. A live webcast of the conference call will be available on the Zenix Auto corporate website at http://zenixauto.com/en/.

A replay of the call will be available shortly after the conclusion of the conference call through March 29, 2013 at 11:59 p.m. EDT, or March 30, 2013 at 11:59 a.m. Beijing Time. An archived webcast of the conference call will be available on the Zenix Auto corporate website at http://zenixauto.com/en/ under the investor relations section. Interested parties may access the replay by dialing +1-855-452-5696 (United States), +800-963-117 (Hong Kong) or +61-2-8199-0299 (International) and entering the above conference ID number.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.2301 to US$1.00, the effective noon buying rate as of December 31, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 330 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 90 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of December 31, 2012. For more information, please visit: http://zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended December 31,
	2011	2012	2012
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	1,032,185	800,069	128,420
Cost of sales	(756,347)	(615,406)	(98,779)

Gross profit	275,838	184,663	29,641
Other income, gain and loss	626	4,179	671
Net exchange loss	(607)	(2,104)	(338)
Selling and distribution costs	(64,257)	(57,442)	(9,220)
Research and development expenses	(19,456)	(20,760)	(3,332)
Administrative expenses	(39,504)	(39,193)	(6,291)
Finance costs	(15,733)	(11,904)	(1,911)

Profit before taxation	136,907	57,439	9,220
Income tax expense	(26,586)	(10,418)	(1,672)

Profit and total comprehensive income for the period	110,321	47,021	7,548

Earnings per share
Basic	0.53	0.23	0.04
Diluted	0.53	0.23	0.04

Earnings per ADS
Basic	2.14	0.91	0.15
Diluted	2.14	0.91	0.15

Shares	206,440,000	206,440,000	206,440,000
ADSs	51,610,000	51,610,000	51,610,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the year ended December 31, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	Year ended December 31,
	2011	2012	2012
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	4,093,874	3,737,965	599,985
Cost of sales	(3,005,590)	(2,795,548)	(448,716)

Gross profit	1,088,284	942,417	151,269
Other income, gain and loss	11,653	17,066	2,739
Net exchange (loss) gain	(5,832)	922	148
Selling and distribution costs	(256,487)	(252,109)	(40,466)
Research and development expenses	(85,398)	(90,823)	(14,578)
Administrative expenses	(129,035)	(138,040)	(22,157)
Finance costs	(60,536)	(50,916)	(8,173)

Profit before taxation	562,649	428,517	68,782
Income tax expense	(110,448)	(66,885)	(10,736)

Profit and total comprehensive income for the year	452,201	361,632	58,046

Earnings per share
Basic	2.38	1.75	0.28
Diluted	2.38	1.75	0.28

Earnings per ADS
Basic	9.53	7.00	1.12
Diluted	9.53	7.00	1.12

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31 2011	December 31 2012	December 31 2012
	RMB’ 000	RMB’ 000	US$’ 000
ASSETS
Current Assets
Inventories	552,104	364,351	58,482
Trade and other receivables and prepayments	1,108,182	813,445	130,567
Prepaid lease payments	8,332	9,425	1,513
Pledged bank deposits	96,211	70,884	11,378
Fixed bank deposits with maturity period over three months	105,000	160,000	25,682
Bank balances and cash	729,621	827,271	132,786

Total current assets	2,599,450	2,245,376	360,408

Non-Current Assets
Property, plant and equipment	1,184,756	1,405,544	225,605
Prepaid lease payments	371,142	414,149	66,475
Deposits paid for acquisition of property, plant and equipment	40,849	55,198	8,860
Deferred tax assets	5,208	4,629	743
Intangible assets	17,000	17,000	2,729

Total non-current assets	1,618,955	1,896,520	304,412

Total assets	4,218,405	4,141,896	664,820

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	1,168,319	1,060,095	170,157
Taxation payable	21,810	10,594	1,700
Bank borrowings	998,500	700,000	112,358

Total current liabilities	2,188,629	1,770,689	284,215

Non-current liabilities
Deferred income	12,479	11,681	1,875
Deferred tax liabilities	81,672	79,827	12,813

Total non-current liabilities	94,151	91,508	14,688

Total liabilities	2,282,780	1,862,197	298,903

EQUITY
Share capital	136	136	22
Paid in capital	411,225	391,711	62,874
Reserves	1,524,264	1,887,852	303,021

Total equity	1,935,625	2,279,699	365,917

Total equity attributable to owners of the company	1,935,625	2,279,699	365,917

Total equity and liabilities	4,218,405	4,141,896	664,820

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the year ended December 31, 2012

(RMB and US$ amounts are expressed in thousands)

	Year 2012
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Profit before taxation	428,517	68,782
Adjustments for:
Amortization of prepaid lease payments	10,540	1,692
Depreciation of property, plant and equipment	119,900	19,245
Release of deferred income	(798)	(128)
Finance costs	50,916	8,173
Interest income	(12,694)	(2,037)
Loss on disposal of property, plant and equipment	312	50
Share-based payment expense	1,956	314

Operating cash flows before movements in working capital	598,649	96,091
Decrease in inventories	187,753	30,136
Decrease in trade and other receivables and prepayments	309,492	49,677
Decrease in trade and other payables and accruals	(129,485)	(20,784)

Cash generated from operations	966,409	155,120
Interest received	10,320	1,656
PRC income tax paid	(79,757)	(12,802)

NET CASH FROM OPERATING ACTIVITIES	896,972	143, 974

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(217,466)	(34,906)
Acquisition of leasehold land	(54,640)	(8,770)
Withdrawal of pledged bank deposits	28,331	4,547
Placement of pledged bank deposits	(3,004)	(482)
Proceeds on disposal of property, plant and equipment	493	79
Deposits paid for acquisition of property, plant and equipment	(130,563)	(20,957)
Placement of fixed bank deposits with maturity periods over three months	(228,883)	(36,738)
Withdrawal of fixed bank deposits with maturity periods over three months	173,883	27,910
Placement of structured deposit	(20,000)	(3,210)
Withdrawal of structured deposit	20,429	3,279

NET CASH USED IN INVESTING ACTIVITIES	(431,420)	(69,248)

FINANCING ACTIVITIES
New bank borrowings raised	700,000	112,358
Repayment of bank borrowings	(998,500)	(160,270)
Interest paid	(49,598)	(7,961)
Dividend paid	(19,491)	(3,129)

NET CASH FROM FINANCING ACTIVITIES	(367,589)	(59,002)

NET INCREASE IN CASH AND CASH EQUIVALENTS	97,963	15,724
Cash and cash equivalents at beginning of the year	729,621	117,112

Effect of foreign exchange rate changes	(313)	(50)

Cash and cash equivalents at end of the year	827,271	132,786

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